Commission File Number: 001-40714

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: October 5, 2024

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

European Wax Center, Inc.

Full Name of Registrant

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

5830 Granite Parkway, 3rd Floor, Plano, Texas 75024

City, State and Zip Code

PART II – RULES 12b-25 (b) AND

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report or portion thereof could not be filed within the prescribed time period.

In the preparation for transmittal of its quarterly report on Form 10-Q for its fiscal quarter ended October 5, 2024 (the “Form 10-Q”), European Wax Center, Inc. (the “Company”) was evaluating immaterial classification errors related to intangible assets and the related impact on its internal control over financial reporting. Such evaluation required additional time and the Company was unable to file the Form 10-Q within the prescribed time period without unreasonable effort or expense. However, the Company filed its Form 10-Q very shortly thereafter; accordingly, the Company filed the Form 10-Q within the extension period provided by Rule 12b-25 under the Securities Exchange Act of 1934.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

	Stacie Shirley	469	264-8123
	(Name)	(Area Code)	(Telephone No.)

(2)

Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

European Wax Center, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 14, 2024	By:	/s/ Stacie Shirley
Name: Stacie Shirley
Title: Chief Financial Officer